NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Boyd Gaming Corporation

NAME OF PERSON RELYING ON EXEMPTION: Trinity Health

ADDRESS OF PERSON RELYING ON EXEMPTION: 20555 Victor Parkway, Livonia, MI 48152

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the

Securities Exchange Act of 1934. Trinity Health does not beneficially own more than $5 million of Wynn Resorts’ stock, and this notice is therefore being provided on a voluntary basis.

Dear Boyd Gaming Corporation shareholder,

Trinity Health and the co-filers School Sisters of Notre Dame Collective Investment Fund and American Nonsmokers Rights Foundation (the “Proponents”) write to urge shareholders to vote FOR Proxy Item # 4, “Report on Smokefree Policy” (the “Proposal”) at the upcoming Boyd Gaming Corporation (“Boyd Gaming”' or the “Company”) annual shareholders meeting on May 8, 2025, as described below:

RESOLVED: Shareholders request the Board of Directors commission and disclose a report on the potential cost savings through the adoption of a smokefree policy for Boyd Gaming properties. The report should be prepared at reasonable cost, omitting confidential and proprietary information.

The Proponents are requesting additional transparency regarding how the Company manages the risks associated with indoor secondhand smoke and the benefits of non-smoking indoors. As long-term shareholders concerned with material legal, operational, and reputational risks to the Company, we find the current disclosure insufficient.

Operational Risks

There are potential business risks to allowing indoor smoking in Boyd Gaming properties, from higher employee health insurance premiums (when compared with casinos that don’t permit indoor smoking), greater maintenance costs, and deterring a significant number of potential visitors who won’t visit a casino due to exposure to tobacco smoke.

Independent researchers C3 Gaming’s analysis of revenue performance in several competitive casino markets found that smokefree casinos, for the first time, generated more revenue: “Data from multiple jurisdictions clearly indicates that banning smoking no longer causes a dramatic drop in gaming revenue. In fact, non-smoking properties appear to be performing better than their counterparts that continue to allow smoking.”1

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1 https://8b3e0552-f01a-40e0-b077-ea4813c4af0b.usrfiles.com/ugd/8b3e05_348baee6d05949ad9b4adae2b7a77105.pdf

•	Trends

The COVID-19 pandemic changed long-held business assumptions across many industries. For the gaming industry, customers became much more sensitive to indoor air quality and how such air affects their health. New and enduring customer preferences and the decline in smoking prevalence require an examination of the status quo in which smoking is allowed in gaming properties around the country. Currently, 20 states, US Virgin Islands, and Puerto Rico already require commercial casinos to be nonsmoking indoors, just like any other hospitality venue or workplace. This includes highly competitive markets like Massachusetts, Maryland, New York, and Ohio, among others. In addition, more than 100 sovereign Tribal casinos also operate smokefree indoors. For example, Navajo Nation leaders passed legislation ending indoor smoking at their four casinos on Tribal land in Arizona and New Mexico; elsewhere, in Connecticut, two large Tribal casinos, Foxwoods Resort Casino and Mohegan Sun, do not permit indoor smoking.2

On the Las Vegas Strip, Park MGM voluntarily went smokefree indoors in September 2020. The president of Park MGM said, “We found through our research that there was a significant market of people out there who were looking for smoke-free options, specifically a smoke-free casino. Fortunately for us, that has been very well received…we do offer a dedicated smoking area outside for those who really like the notion of a smoke-free environment inside, but an option to smoke outside. So all in all, I would say we've received incredibly positive feedback from our guests and, being the first entirely non-smoking casino in Las Vegas, it’s a very positive differentiator.”3

Approximately 14 states still permit indoor smoking in commercial casinos. However, four (Michigan, New Jersey, Pennsylvania, and Rhode Island) did not permit indoor smoking for up to two years under temporary COVID reopening guidelines and continued to experience strong business outcomes.4 Workers and customers quickly adapted.

We believe that the regulatory, legislative and competitive environments create meaningful risks for Boyd Gaming. For example, there have been legislative initiatives in Kansas, New Jersey, Pennsylvania, Rhode Island, Davidson County TN, and St. Louis MO; pressure from the American Lung Association in Indiana citing a survey showing two-thirds of state residents supported banning smoking in casinos; and the formation of Kansas and Virginia chapters of Casino Employees Against Smoking Effects (“CEASE”).

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2 https://www.gamingdirectory.com/smokefree/properties/

3 https://no-smoke.org/park-mgm-president-says-going-smokefree-has-been-a-very-positive-differentiator/

4 https://cdcgaming.com/advocacy-group-wants-casinos-to-ban-indoor-smoking-or-be-exempt-from-covid-19-relief-funds/

These developments are directly relevant to Boyd Gaming. Boyd Gaming owns5 casino properties in Pennsylvania and Kansas, which saw policy initiatives to ban smoking in casinos; in Indiana, where the American Lung Association pushed for a casino smoking ban and provided evidence of residents’ strong preference for smoke-free casinos; and in Kansas, where casino workers formed a new CEASE chapter to work for change. Boyd is also building a casino in the Norfolk, Virginia market, where the issue of allowing indoor smoking has been a point of contention.6

More broadly, Boyd Gaming’s casinos also operate in and near7 markets containing non-smoking casinos, and this competition is relevant to the analysis requested in the Proposal. For example, Shreveport LA contains both Boyd Gaming’s Sam’s Town Shreveport, where smoking is permitted, and three non-smoking casinos.8 Boyd Gaming’s Michigan City IN casino, which allows smoking, is 34 miles from a non-smoking casino in South Bend IN. Only 13 miles separate Biloxi, MS, where Boyd Gaming’s casino that allows smoking is located, and Gulfport, MS, home to two smoke-free casinos. Bensalem, PA, home to the non-smoking casino that is the highest grossing in Pennsylvania,9 is only 31 miles from King of Prussia, PA, the location of Boyd Gaming’s casino allowing smoking. And although a casino like the smoke-free Las Vegas Park MGM may differ on dimensions other than smoking policy from Las Vegas Boyd Gaming casinos where smoking is allowed, it is worth noting that the Park MGM is only 1.7 miles from Boyd Gaming’s Orleans Hotel and Casino, 2.2 miles from Gold Coast Hotel and Casino, 6.9 miles from California Hotel and Casino, and 6.9 miles from Fremont Hotel & Casino.

•	Worker Health & Safety/Human Capital Management

With nearly 90% of US adults today being nonsmokers10, the Company does not disclose whether it surveys current or prospective employees or customers on smoking rates or preferences, nor is there any transparency as to whether it assesses the impact of secondhand smoke for costly turnover, absenteeism, and healthcare costs. People do not want to get sick or die from breathing at work in a hospitality job and many quit because of the smoke. Representatives from smokefree casinos have indicated that a smokefree policy can result in up to 40% rebates on health insurance premiums, which can mean not having to raise rates and supporting retention.

For example, the Chief Marketing Officer of Bensalem, Pennsylvania-based Parx Casino told the Play Pennsylvania website in February 2023 that since the casino went smokefree, Parx has seen a positive effect on the health and morale of employees and the move did not increase health insurance premiums: “Frankly, we are starting to see health costs go down….What’s been interesting to me, is a lot of our smoking guests have actually said things like, ‘I never realized how smoky and annoying it was. I really don’t mind walking 50 feet out to the smoking patio.’” 11

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5 See Boyd Gaming Corporation, filing on Form 10-K for the FY ended Dec. 31, 2024, filed on Feb. 21, 2025, at 2

6 https://www.whro.org/business-growth/2024-10-29/anti-smoking-group-wants-the-new-norfolk-casino-developer-to-keep-original-non-smoking-plans

7 Distances between cities were determined by the Apple Maps app.

8 Locations of non-smoking casinos are drawn from https://www.gamingdirectory.com/smokefree/properties/.

9 https://www.casino.org/news/pennsylvania-gaming-industry-reports-best-year-ever/

10 https://www.cdc.gov/tobacco/data_statistics/fact_sheets/adult_data/cig_smoking/index.htm

11 http://www.playpennsylvania.com/g2e-panel-discussion-parx-casino-smoking/

Additionally, New Mexico’s Sky City Casino’s CEO said that with smokefree casinos, “We have seen a 40% rebate on our health insurance, because our employees are less sick.” 12

Further, a 100% smokefree indoor environment can simplify human resources processes such as not having to manage requests for working in nonsmoking areas made by pregnant women and workers with chronic conditions.

•	Customers

For the nonsmoking majority, the nuisance and health hazard of spending time in a smoking environment can lead to lower frequency and duration of visits. Surveys have shown that higher spending customers tend to be nonsmokers, and that a majority of people who do smoke also support smokefree indoor air environments.13 Just as hospitality companies such as Marriott14 ultimately adopted portfolio-wide smokefree indoor air policies to create a consistent brand experience for customers and staff, the first place to start is with better data such as asking specifically about smoking related issues vs guessing anecdotally or relying on tobacco industry studies or outdated cherry-picked data from 2008 during the global financial crisis.

A 2024 survey found that 86% of casino patrons preferred playing in a smoke-free casino, regardless of whether they themselves were smokers. They ranked the fact that a casino is smoke-free as a more important consideration than cleanliness, travel distance, and likelihood of a payout.15 Nearly three quarters of Philadelphia casino-going adults surveyed stated that they would be more likely to visit an Atlantic City casino if it was 100% smoke-free indoors. That figure rises to 76% for non-casino-going adults.16

Sky City’s CEO has found that regarding the indoor smoking ban, “Our customers are fine with it. They understand there is no smoking in other public areas, in restaurants. They just get off the slot machine, go outside, smoke their cigarette. They come back in the casino, sit down, and continue to play.”

•	Facilities

In a memo to the Nevada Resort Association (of which Boyd Gaming is a board member) ASHRAE – the American Society of Heating, Refrigerating and Air-Conditioning Engineers-- wrote: “There is currently no available or reasonably anticipated ventilation or air cleaning system that can adequately control and significantly reduce the health risks of [secondhand smoke] to an acceptable level.”17

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12 https://www.youtube.com/watch?v=mAmom3JsoJc

13 https://smokefreecasinos.org/wp-content/uploads/pdf/2021-NIGA-Gaming-Survey-Facts.pdf

14 https://www.marriott.com/marriott/smokefree.mi

15 https://www.bcslots.com/smokefree-survey.html

16 https://mcusercontent.com/19edafc015534616868e68b9d/files/d1a694f9-65dc-cb13-9aeb-e4ddaca3a680/AC_Casinos_Smoking_Poll.pdf

17 https://mcusercontent.com/f1d5d9ad6ad8254621a3b9a2d/files/05f3c181-6c8f-65d3-c8f7-3ac049ff4949/ASHRAE_memo_Nevada_Resort_Association.pdf

Nonsmoking indoors is associated with significantly reduced cleaning and maintenance costs and more efficient staffing in a tight labor market, such as not having to service ashtrays, and gunky smoking filters, clean smoking residue, reducing damage and burns to furnishings and gaming machines. Myriad small cost savings add up. Shifting smoking to outdoor areas adjacent to the gaming floor where workers are not exposed saves money.

The US Surgeon General’s report, Eliminating Tobacco-Related Disease and Death: Addressing Disparities, noted “promising interventions to reduce tobacco-related health disparities.” One of its conclusions was: “The evidence is sufficient to infer that comprehensive smokefree laws that apply to all indoor areas of public places and workplaces, including casinos…. would reduce disparities in smokefree protections and reduce exposure to secondhand tobacco smoke if fully and equitably adopted, implemented, and enforced.” 18

Exposure to secondhand smoke generates costs to the economy that harm broadly diversified investors.

Addressing the health costs and potential savings of implementing a smokefree policy at Boyd Gaming locations may help protect its shareholders from the public health costs and resultant macroeconomic threats from exposure to smoking. Given that the growth and stability of the economy is a key driver of long-term portfolio returns for diversified investors, the health of society’s workforce is an important consideration for such investors, separate and apart from its impact on individual company performance.

Indeed, it can be argued that the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies: research indicates that overall market performance, not idiosyncratic company performance, determines 75-94% of portfolio returns.19

Over long time periods, market performance is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.20 But the social and environmental costs created by companies pursuing profits can burden the economy. This drag on GDP directly reduces the return on a diversified portfolio over the long term.21

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18 https://www.hhs.gov/sites/default/files/2024-sgr-tobacco-related-health-disparities-exec-summary.pdf

19 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016)

20 Principles for Responsible Investment & UNEP Finance Initiative, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors,” Appendix IV, available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

21 See supra n.27.

The public health costs of smoking and exposure to secondhand smoke are well-documented. For example, according to the CDC,22 cigarette smoking cost the United States more than an estimated $600 billion in 2018 (the most recently available data), including:

•	More than $240 billion in health care spending.
•	Nearly $185 billion in lost productivity from smoking-related illnesses and health conditions.
•	Nearly $180 billion in lost productivity from smoking-related premature death.
•	About $7 billion (updated to 2018 dollars) in lost productivity from premature death from secondhand smoke exposure.

For diversified investors, these figures point to risks that could hinder long-term portfolio growth. The societal burden of smoking raises healthcare expenses for individuals, businesses, and public systems, while also cutting into productivity and deepening inequities in health—factors that can ultimately weaken investment performance.

Reputational Risks

•	Responsible Gaming

Casino consultant and co-founder of C3 Gaming Andrew Klebanow noted at the end of the 2022 Responsible Gaming Education Month that eliminating smoking in casinos is a responsible gaming technique. In an article in CDC Gaming Reports, he said: “A fundamental tenet of Responsible Gaming is encouraging your players to step away.” He also pointed to three Philadelphia-area casinos that have banned smoking voluntarily. “They did it because they hadn’t seen a decline in gaming revenue (during a COVID-related smoking ban). And they did it because it’s the right thing to do.” 23

There are studies showing an association between problem gambling and daily tobacco use.24 This creates reputational risk for the company, as responsible gaming increasingly includes a regulatory lens. This growing awareness could impact certification of Company casinos by regulators.

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22 https://www.cdc.gov/tobacco/php/data-statistics/economic-trends/index.html

23 https://cdcgaming.com/casino-smoking-bans-a-tangle-of-health-rg-principle-player-preference-and-money/

24 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6953879/

https://psycnet.apa.org/doiLanding?doi=10.1037%2Fadb0000964

As the authors of the aforementioned C3 Gaming report wrote, “Casinos throughout North America have made commitments to support responsible gambling initiatives. Virtually all operators have links to websites that provide additional information regarding playing responsibly. A recent study commissioned by the Casino Association of New Jersey projects gaming revenue losses based on smokers having to take breaks, which is the antithesis of one of the principles of responsible gaming…What the authors of that report unwittingly acknowledge is that a casino that prohibits smoking risks losing gaming revenue because a certain portion of players who smoke decide during their smoke break to walk away. In other words, they chose to play responsibly, and taking a periodic smoking break allowed them to do so. Their argument that a casino will make more money if smokers remain at their games is the antithesis of one of the principles of responsible gaming.”25

The leading organization dealing with gambling addiction, the National Council on Problem Gaming, has warned legislators in at least one state that continuing to allow indoor smoking will only continue to encourage gambling addiction. “Making casinos smokefree is likely to reduce the incidence of problem gambling and improve public health.”26

Smokefree casinos can help in meeting responsible gaming regulations, as is the law in New Jersey and other states, by requiring customers to take a break from the casino for outdoor smoking.

•	Public Statements

The Company’s past statements that ventilation systems address worker safety concerns regarding secondhand smoke could be interpreted as misleading, since there is no safe threshold of exposure. Even brief or low levels of exposure are known to create significant health hazards such as increasing the risk of heart disease and stroke by 30%. Longer term exposure by workers increases the risk of cancer by 30%.

Both the Centers for Disease Control and ASHRAE state that cleaning the air and ventilating buildings are not effective protections against secondhand smoke. Casinos frequently cite ASHRAE standards when they defend their air quality. In ASHRAE’s 2023 official Position on Environmental Tobacco Smoke, they state “the only means of avoiding health effects and eliminating indoor ETS (environmental tobacco smoke) exposure is to ban all smoking activity inside and near buildings. This position is supported by the conclusions of health authorities that any level of ETS exposure leads to adverse health effects”.27

Investor Expectations

Investor expectations for improved performance and disclosure on companies’ workplace health and safety practices are increasing. The right to a safe and healthy working environment is a human right, and corporations have a responsibility to respect human rights under the UN Guiding Principles for Business and Human Rights.

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25 https://8b3e0552-f01a-40e0-b077-ea4813c4af0b.usrfiles.com/ugd/8b3e05_348baee6d05949ad9b4adae2b7a77105.pdf

26 https://mcusercontent.com/f1d5d9ad6ad8254621a3b9a2d/files/623298e8-ca24-2c62-1ead-70d07e598f2c/NCPG_Letter_to_NJ_Legislature.pdf

27 https://www.ashrae.org/file%20library/about/position%20documents/pd_environmental-tobacco-smoke-2023-06-28.pdf

In its statement of opposition to this Proposal, the Company writes: “The various impacts of our smoking policies are only one of a myriad of considerations we constantly assess”. Our Proposal seeks transparency on how Boyd Gaming assesses the risks associated with indoor secondhand smoke against the potential benefits of non-smoking indoors.

Proponents submitted this Proposal because Boyd Gaming shareholders have no guidance as to the costs our Company is bearing for continuing to allow indoor smoking, nor has the Company disclosed the social and environmental costs and risks imposed on its stakeholders.

Proponents encourage all Boyd Gaming shareholders to support Proposal 4 , requesting the Board of Directors commission and disclose a report on the potential cost savings through the adoption of a smokefree policy.

This communication is not a solicitation of authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Vote your Boyd Gaming proxy according to the Company’s instructions.